Exhibit (a)(1)(E)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 7, 2022 and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Entasis Therapeutics Holdings Inc.
at
$2.20 Net Per Share
by
Innoviva Merger Sub, Inc.,
A Wholly-Owned Subsidiary of
Innoviva, Inc.

Innoviva Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Purchaser Parties”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis”), at a price of $2.20 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 7, 2022, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below) and (ii) the Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to 5:00 p.m. (New York City time) on July 7, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), excluding any Shares beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by (a) the Purchaser Parties or (b) Manoussos Perros (the Chief Executive Officer of the Entasis), represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in clauses (a) and (b) outstanding at the Expiration Time. The Governmental Entity Condition requires that no governmental entity of any competent jurisdiction shall have (x) enacted, issued, promulgated, enforced or entered any (A) order, writ, ruling, injunction, judgment, stipulation, determination, award or decree or (B) federal, state, provincial, local, municipal, multi-national or foreign law, statute, ordinance, rule, regulation, constitution, code, arbitration award, common law, franchise, license, requirement or permit (“Law”), or (y) taken any other action then in effect, in each case, whether temporary, preliminary or permanent, that has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger (as defined below) or the other transactions contemplated by the Merger Agreement. The Offer also is subject to other conditions as described in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 23, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Entasis. The Merger Agreement provides, among other things, that following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Entasis (the “Merger”), with Entasis continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”).  In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares beneficially owned by the Purchaser Parties, (ii) Shares owned by the Company as treasury stock, and (iii) Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Entasis will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, Entasis’ board of directors, based on the recommendation of its Special Transactions Committee, has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Entasis and its stockholders (other than the Purchaser Parties); (ii) approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer; and (iv) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement provides that the Merger shall be governed by Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of Entasis pursuant to and in accordance with Section 251(h) of the DGCL.  Pursuant to Section 251(h) of the DGCL, the word “consummation” as used herein means irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refers to the occurrence of the Acceptance Time.

Parent and the Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•
if, on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other conditions set forth in the Offer to Purchase (the “Offer Conditions”) have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions in consecutive increments of not more than ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); and

•
Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by applicable Law, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff or Nasdaq or its staff.

Purchaser shall not in any event be required to extend the Offer beyond the date on which the Merger Agreement is terminated in accordance with its terms.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, (i) Parent and Purchaser shall not waive the Minimum Condition and (ii) Parent or Purchaser, without the prior written approval of Entasis may not (a) decrease the Offer Price or change the form of consideration payable in the Offer; (b) decrease the maximum number of Shares subject to or sought to be purchased in the Offer; (c) impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to Entasis’ stockholders; (d) amend any other term of the Offer in a manner that is materially adverse to the Entasis’ stockholders or (e) extend or otherwise change the Expiration Time except as required or permitted under the Merger Agreement.

On the terms of and subject to the conditions to the Offer, Parent shall cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly (and in any event within one business day with respect to acceptance and three business days with respect to payment (in each case, calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) on or after the Expiration Time.  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares (the “Share Certificates”) or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. (New York City time) on the Expiration Time. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and the Purchaser’s determination shall be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any other stockholder. None of Parent, the Purchaser, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain United States Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. Entasis has provided Purchaser with Entasis’ stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Entasis’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone numbers, address and/or email address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 Shareholders Call (Toll-Free): (877) 478-5040 Banks and Brokers Call: (212) 269-5550 By Email: ETTX@dfking.com

June 7, 2022